UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April, 2016

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated April 29, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016	Cameco Corporation
By:

“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

April 21, 2016

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via Marketwired on Thursday, April 21, 2016. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change

On April 21, 2016, Cameco announced that it is suspending production at its Rabbit Lake operation in northern Saskatchewan and production is being curtailed at Cameco Resources’ US operations by deferring wellfield development. The changes are expected to result in a reduction of about 500 positions at Rabbit Lake and about 85 at the US operations, including employees and long-term contractors. The cost of placing Rabbit Lake into care and maintenance for 2016 will be about $35 million. The expected reduction in the 2016 capital expenditures from these operational changes is approximately $48 million. The estimated severance cost is about $19 million and will be reflected in Cameco’s second quarter earnings.

Final production at Rabbit Lake is expected to be 1.0 million pounds in 2016 (previously 3.6 million pounds). In the US, 2016 production is expected to be 1.1 million pounds (previously 1.4 million pounds). In addition, Cameco decided to reduce its 2016 production target at the McArthur River/Key Lake operation to 18 million pounds (12.6 million pounds Cameco’s share) from 20 million pounds (14.0 million pounds Cameco’s share).

Cameco’s 2016 uranium production is now expected to be 25.7 million pounds (previously 30 million pounds).

Item 5 – Full Description of Material Change

The Rabbit Lake operation will be placed in a safe care and maintenance state allowing Cameco the option to resume production when market conditions significantly improve. Cameco will offer affected employees exit packages. Where possible, the company will consider alternatives such as relocation to other Cameco facilities and job sharing options as part of its effort to minimize the impact on people and surrounding communities. A workforce of about 150 people will be required to maintain the facilities and sustain environmental monitoring and reclamation activities at Rabbit Lake. Work to transition the operation to care and maintenance has begun and is expected to be completed by the end of August 2016. Workforce adjustments will occur over the next four months.

The US operations will continue to employ about 170 people to operate existing facilities and restore depleted wellfields, but new wellfield development will be stopped. The affected US employees will be offered exit packages with the workforce adjustments to be completed by the end of May. The US operations will continue ongoing licensing efforts to maintain the option to resume development when market conditions significantly improve.

As a result of these decisions, final production at Rabbit Lake is expected to be 1.0 million pounds in 2016 (previously 3.6 million pounds) and in the US 2016 production is expected to be 1.1 million pounds (previously 1.4 million pounds). Due to the nature of ISR (in situ recovery) mining and wellfield restoration requirements, production in the US cannot cease immediately and instead will decrease over time as head grades decline. Cameco will also review its corporate office activities in support of Rabbit Lake and the US operations with the objective of reducing general and administrative expenses.

In addition, given the current state of oversupply in the market, Cameco decided to reduce its 2016 production target at the McArthur River/Key Lake operation to 18 million pounds (12.6 million pounds Cameco’s share) from 20 million pounds (14.0 million pounds Cameco’s share). Cameco will take the opportunity from additional downtime at the mill to further advance work needed to increase the mill’s production capacity for when the market signals it is needed. This includes changes to the solvent extraction circuit, bringing some work on the crystallization circuit forward from 2017 and transitioning to the new calciner. There are no workforce impacts related to this change in production.

Cameco will continue to ramp up production at Cigar Lake and plans to produce 16 million pounds (100% basis) this year, subject to AREVA’s McClean Lake mill receiving the necessary regulatory approvals to increase its licensed annual production capacity from 13 million pounds to 24 million pounds.

Cameco’s 2016 uranium production is now expected to be 25.7 million pounds (previously 30 million pounds).

The carrying value of Rabbit Lake is about $108 million and of the US operations is approximately $62 million (US$48 million) net of provision for reclamation. The cost of placing Rabbit Lake into care and maintenance for 2016 will be about $35 million. The expected reduction in the 2016 capital expenditures from these operational changes is approximately $48 million. The estimated severance cost is about $19 million and will be reflected in Cameco’s second quarter earnings.

Keeping Rabbit Lake in a state of care and maintenance and deferring wellfield development at Cameco’s US operations, rather than closing the operations permanently, gives Cameco the flexibility to increase production when market conditions significantly improve. However, with today’s oversupplied market and uncertainty as to how long these market conditions will persist, Cameco needs to focus its resources on its lowest cost assets and maintain a strong balance sheet.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Sean A. Quinn

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

Item 9 – Date of Report

April 29, 2016

Caution Regarding Forward-Looking Information and Statements

Certain information in Items 4 and 5 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. Please refer to Cameco’s April 21, 2016 news release under the heading “Caution Regarding Forward-Looking Information and Statements” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding the operational changes, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.